DRINKER BIDDLE


                                   MEMORANDUM


       TO:        Keith O'Connell                    CC:      Amy Duling
                                                              Peter Moran
                                                              Francis McAleer
                                                              John Canning
                                                              Brian Ferko
                                                              Michael P. Malloy

     FROM:        Joshua Deringer


     DATE:        May 21, 2007


       RE: Response to SEC Staff Comments on the BHR Institutional Funds' Post-Effective Amendment No. 3 to its Registration
                 Statement on Form N-1A (Registration No. 333-135371; 811-21913)



         This memorandum summarizes the comments received from you on the above-referenced filing and the Registrant's responses.

         Prospectus

         Text:  Principal Risks of Investing in the Fund

         1. Comment: Please disclose that an investor may lose money by investing in a Fund.

         Response:  Responsive disclosure will be added.

         Text:  Performance Information

         2. Comment: Please provide a basis for the description of the S&P 500 Index.

         Response: The index description is a widely-used and accurate description of the index.

         Text:  Fund Fees and Expenses

         3. Comment: Shareholder servicing fees should be included as a subset of "other expenses."

         Response: The Fund's fee and expense table will be revised to properly disclose the shareholder servicing fee.

         Text:  Investment Adviser

         4. Comment: Please remove the column entitled "Total Annual Operating Expenses Cap" from the table disclosing the management fee.

         Response:  The column will be removed.

         Text:  Performance of Comparable Accounts

         5. Comment: Please revise the third sentence under the heading to read "In each case, the accounts comprising the composite have investment objectives, policies and strategies that are substantially similar to those of the Fund."

         Response:  The sentence will be revised as requested.

         6. Comment: Please revise the fourth sentence under the heading to read: "This performance history is net of all fees (including sales loads) charged to investors in the accounts constituting the composites."

         Response:  The sentence will be revised as requested.

         7. Comment: Please conform that no accounts with substantially similar investment objectives, policies and strategies have been excluded from the composite.

         Response: The registrant confirms that all accounts of the Sub-Adviser with substantially similar investment objectives, policies and strategies have been included in the composite; provided, however, that, effective January 1, 2006, the Sub-Adviser began to exclude its separately managed account wrap program from the definition of the firm for purposes of GIPS compliance. Therefore, the performance of any such accounts is not included in the composite performance. Performance data since this time has been GIPS verified. Disclosure regarding the exclusion of warp account performance will be added to the Prospectus.

         Text:  Purchasing, Selling and Exchanging Fund Shares

         8. Comment: Please explain whether certain types of investors may be able to purchase either Class I or Class II shares. If some investors could purchase Class I shares, please explain why such an investor would purchase Class II shares, which bear greater expenses.

         Response: Class I shares have a higher investment minimum than Class II Shares. Class II Shares are sold to investors that purchase shares through "supermarkets" or other types of intermediaries that provide shareholder services to investors. If an individual investor desired to invest at least $100,000, that individual would be permitted to invest in Class I Shares.

         Text:  General Information

         9. Comment: The last sentence of the third paragraph under this heading is illegible in the filing.

         Response: This sentence was corrupted in the EDGAR process. It should state that the Fund reserves the right to calculate NAV as of the earlier closing time. The sentence will be corrected.

         Text:  Market Timing Policies and Procedures

         10. Comment: The disclosure states that after more than 5 "round trips" by a shareholder, the Fund may, at its discretion, reject any additional purchase or exchange orders. Please describe examples of when the Fund would exercise such discretion.

         Response: The registrant would reject any additional purchase or exchange orders when it believes that a shareholder is attempting to market time. The registrant respectfully declines to provide specific examples for fear that such examples could provide a "roadmap" to would-be market timers.

         SAI

         Text: Portfolio Managers - Other Accounts Managed By the Portfolio Managers

         11. Comment: Please describe the benchmarks and time periods used by the Sub-Adviser to calculate performance-based bonuses. Additionally, please describe whether the performance used to calculate such bonuses is based on before or after-tax returns.

         Response:  Responsive disclosure will be added.

         Text: Appendix B - Proxy Voting

         12. Comment: Please provide a more detailed description of the Sub-Adviser's proxy voting guidelines.

         Response: Appendix B contains the Sub-Adviser's entire proxy voting guidelines. The Sub-Adviser uses ISS guidelines.

         If you have any questions or comments concerning this memorandum, please contact me at (215) 988-2959.